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February 3, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-4 for Property Solutions Acquisition Corp.

Ladies and Gentlemen:

On behalf of Property Solutions Acquisition Corp., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-4 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement. The Registration Statement is being filed in connection with the business combination between the Company and FF Intelligent Mobility Global Holdings Ltd. (“FF”).

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, along with correspondence by FF’s counsel with Mr. Larry Spirgel, the Company is omitting from the Registration Statement the annual financial statements as of and for the year ended December 31, 2018 as well as unaudited interim financial information as of and for the period ended September 30, 2020 of FF, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

February 3, 2021

If you have any questions with respect to this confidential submission, please call me at (212) 906-1749.

Best regards,

/s/ David S. Allinson
David S. Allinson
of LATHAM & WATKINS LLP

Enclosure

cc:	Jordan Vogel, Property Solutions Acquisition Corp.

Aaron Feldman, Property Solutions Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP

Vijay S. Sekhon, Sidley Austin LLP

Michel P. Heinz, Sidley Austin LLP